UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 1-32575

Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Shell Centre

London, SE1 7NA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

. Form 20-F ☒   Form 40-F ☐

Shell plc (the “registrant”) is filing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit No.	Description

1.1*	Underwriting Agreement dated November 3, 2025, between Shell plc and Shell Finance US Inc., and Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc., as representatives of the several underwriters party thereto.

5.1	Opinion of Slaughter and May, English Solicitors to Shell plc, as to certain matters of English law relating to the Guarantees of Shell plc.

5.2	Opinion of Cravath, Swaine & Moore LLP, U.S. legal advisors to Shell plc and Shell Finance US Inc., as to the validity of the Senior Debt Securities issued as a matter of New York law.

*

Certain schedules or similar attachments to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish a copy of any omitted schedule to the SEC upon request.

This Report on Form 6-K is incorporated by reference into:

(a) the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b) the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Sean Ashley
Name: Sean Ashley
Title: Company Secretary

Date: November 6, 2025